EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratios of earnings to fixed charges for us and our predecessors for each of the periods indicated. All dollar amounts are reported in thousands.

	Successor			Predecessor
	Constellation Energy Partners LLC			Everlast Energy LLC
	2007	2006	For the period from February 7, 2005 (inception) to December 31, 2005	For the period from January 1, 2005 (inception) to June 12, 2005	2004	2003
Net Income (loss)(1)	$14,241	$15,989	$11,941	$(10,636)	$2,099	$4,987
Fixed Charges:
Interest and Amortization of Debt Issuance Costs	6,930	221	3	2,437	3,028	1,961

Total Fixed Charges	6,930	221	3	2,437	3,028	1,961

Earnings (loss)(2)	$21,171	$16,210	$11,944	$(8,199)	$5,127	$6,948

Ratio of earnings (loss) to fixed charges	3.05	73.35	3,981.33	(3.36)	1.69	3.54

(1)	Net income is the equivalent of income from continuing operations, as CEP has no discontinued operations.
(2)	Earnings are deemed to consist of income from continuing operations and fixed charges.